July 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: Charli Wilson and Mitchell Austin

Re:	Brand Engagement Network Inc. Registration Statement on Form S-1 Filed June 20, 2024 File No. 333-280366

Ladies and Gentlemen:

On behalf of Brand Engagement Network Inc. (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 10, 2024, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 20, 2024. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-1

Business, Page 50

1.	On page 50 your disclosure states that “[w]e believe the primary differentiation of our AI assistants is the ability to ensure unbiased training by eliminating “hallucinations”, filtering for inappropriate inputs and responses, managing customer identity resolution.” Please expand your disclosure to state the basis for this belief, and how you can “ensure unbiased training by eliminating hallucinations” considering the nascent stages of development of generative AI technology and the systemic risks of bias and hallucinations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 50 of Amendment No. 1 accordingly.

2801 N. Hardwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

July 26, 2024

Plan of Distribution, Page 98

2.	We note your disclosure that selling securityholders may use underwriters and that you may prepare prospectus supplements for secondary offerings that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents. Please confirm your understanding that the retention by a selling securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment, and revise accordingly. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully confirms to the Staff its understanding that the retention by a selling securityholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

Exhibit Index, page II-4

3.	We note that certain of the shares related to your May 28, 2024 private placement will remain in escrow until certain conditions are satisfied. Please file the related escrow agreement as an exhibit.

Response: The Company acknowledges the Staff’s comment and has filed the Escrow Agreement, dated May 28, 2024, as Exhibit 99.1 to Amendment No. 1 accordingly.

* * * * * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

July 26, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Paul Chang, Co-Chief Executive Officer
Bill Williams, Chief Financial Officer
Logan Weissler, Esq., Haynes and Boone, LLP
Alexandria Pencsak, Esq., Haynes and Boone, LLP